SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. __)*

Boston Omaha Corp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 101044105	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Magnolia Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,474,181
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,474,181
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,474,181
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.9%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 101044105	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Magnolia Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,474,181
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,474,181
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,474,181
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.9%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 101044105	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Adam K. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,474,181
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,474,181
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,474,181
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 101044105	13G	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:

Boston Omaha Corp

(b)	Address of Issuer’s Principal Executive Offices:

292 Newbury Street, Suite 333
Boston, Massachusetts 02115

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock of the Issuer (the “Common Stock”) owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

(b)	Address of Principal Business Office or, if None, Residence:

1411 Harney Street, Suite 200
Omaha, Nebraska 68102

(c)	Citizenship:

MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

 101044105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP NO. 101044105	13G	Page 6 of 8 Pages

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned

The Reporting Persons beneficially own 3,893,623 shares of Common Stock, 527,780 shares of Class A Common Stock, and 52,778 Class A Warrants. The Class A Warrants include 1,262 Class A Warrants at a strike price of $8.00 and 51,516 Class A Warrants at a strike price of $10.00.

The Class A Common Stock warrants are convertible at any time at the holder’s election into shares of the issuer’s Class A Common Stock. The Class A Common Stock is convertible at any time, at the holder’s election and for no additional consideration, into shares of Common Stock on a one-on-one basis. The conversion right has no expiration date.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 4,474,181 shares of Common Stock held for the account of MCF.

TMG may be deemed the beneficial owner of 4,474,181 shares of Common Stock held for the account of MCF.

MCF may be deemed the beneficial owner of 4,474,181 shares of Common Stock that it holds.

(b)	Percent of Class

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons by 6,897,375. This number represents the total of the amount of shares outstanding of Common Stock (5,841,815) and Class A Common Stock (1,055,560) as of November 14, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 14, 2016, with the Securities and Exchange Commission.

(c)	Number of shares as to which such person has voting and dispositive power.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP NO. 101044105	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 101044105	13G	Page 8 of 8 Pages

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP
By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson, Manager

Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

SCHEDULE 13G

CUSIP No. 101044105

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of January 26, 2017, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

SCHEDULE 13G

CUSIP No. 101044105

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree, as of January 26, 2017, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Boston Omaha Corp, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated: January 26, 2017

Magnolia Capital Fund, LP
By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson,